

August 2, 2011

Via E-mail
Mr. Shane Cooke
Executive Vice President and CFO
Elan Corporation, plc
Treasury Building, Lower Grand Canal Street
Dublin 2, Ireland

> **Re:** **Elan Corporation, plc**
> **Form 20-F for the Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 1-13896**

Dear Mr. Cooke:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Operating and Financial Review and Prospects
B. Liquidity and Capital Resources
Cash and Cash Equivalents, Liquidity and Capital Resources, page 57

1. You disclose in Note 11 on page 136 that you permanently employ the unremitted earnings of your overseas subsidiaries in those subsidiaries. Please provide us proposed revised disclosure to be included in future periodic reports that:
   - indicates, by significant jurisdiction, the amount of cash and short term investments held by foreign subsidiaries; and
   - describes the effective restrictions on the intercompany transfer of cash resulting from your policy to permanently reinvest foreign earnings and the resulting impact on your parent company and consolidated liquidity.

Notes to Consolidated Financial Statements
5. Settlement Reserve Charge, page 128

2. You disclose in Note 30 on page 161 that the Zonegran matter began in January 2006 when you received a subpoena from the U.S. Department of Justice and the Department of Health and Human Services. From your 2010 quarterly earnings releases, it is apparent that you announced an agreement in principle to settle on July 15, 2010 and recorded a $206.3 million charge for the settlement, interest and related cost in the second quarter of 2010. Please tell us why you did not record an accrual nor were able to estimate the possible loss or range of possible loss in an earlier period. Address the following in your response:
    *   As background, provide us a basic chronological outline of the matter summarizing the allegations through settlement. In this outline, at a minimum, please include the following factors:
        o   How long discovery lasted from the time the subpoena was received;
        o   When formal allegations/charges were made and what they were;
        o   Whether fines, penalties or other monetary damages were asserted, and if so when and how much;
        o   When and why you made the decision to settle; and
        o   When formal settlement negotiations began and when they concluded.
    *   It appears based on your disclosure in the fifth paragraph on page 149 of your 2009 Form 20-F indicating that you could not predict or determine the ultimate outcome of this matter that you believed a loss not to be probable at that date. Please confirm whether this observation is true, and if so, please tell us why a loss was not probable considering your disclosure in the second and third paragraphs of the same page indicating that other pharmaceutical companies settled similar claims with the U.S. government, in part to avoid potential exclusion from federal government reimbursement programs.
    *   Regardless of whether you deemed loss to be probable or not at December 31, 2009, please elaborate on why you could not make a reasonable estimate of the possible loss or range of possible loss at that date given that other pharmaceutical companies settled similar claims with the U.S. government.

11. Income Taxes, page 134

3. Please explain to us why your foreign rate differential reconciling item for 2010 in your reconciliation of the statutory rate to the effective tax rate on page 135 is a reduction in tax of $68.0 million when your foreign pre-tax income is $83.3 million. Given that the Irish standard tax rate is 12.5% and that you appear to have profitable operations in the U.S., which has a 35% standard rate, as evidenced by your recognition of deferred tax assets associated with U.S. net operating loss carryforwards and that 70% of your revenues were earned in the U.S., it appears that you should have a foreign rate differential reconciling item that represents an incremental tax provision not a tax benefit.

Please identify for us the jurisdictions other than the U.S. involved and demonstrate to us how you determined the $68.0 million tax reduction in your reconciliation table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant